ANNUAL REQUEST FOR FINANCIAL STATEMENTS AND MD&A

NOTICE TO SHAREHOLDERS OF CREAM MINERALS LTD.

In accordance with National Instrument No. 54-102, Continuous Disclosure Obligations, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities that allows the registered holders and beneficial owners to request a copy of the reporting issuer’s annual financial statements and management discussion & analysis, interim financial statements and management discussion & analysis, or both.  If you wish to receive any or all of these materials, please complete and return this form to:

CREAM MINERALS LTD.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

Attention: Shareholder Communications

TO: CREAM MINERALS LTD.

The undersigned certifies that he/she/it is a registered holder and/or beneficial owner of securities (other than debt instruments) of the Cream Minerals Ltd. (“Cream”) and requests that he/she/it be placed on the Cream’s Financial Statement Mailing List in order to receive Cream’s (check one or both):

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Fiscal 2007 Annual Financial Statements and related Management Discussion and Analysis

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Fiscal 2007 Interim Financial Statements and related Management Discussion and Analysis

Name of Registered/Non-Registered Shareholder - Please Print

Address/City/Province/Postal Code

Signature

Date